UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Somaxon Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
834453 10 2
(CUSIP Number)
LUKE EVNIN
MPM ASSET MANAGEMENT
THE JOHN HANCOCK TOWER
200 CLARENDON STREET, 54TH FLOOR
BOSTON, MASSACHUSETTS 02116
TELEPHONE: (617) 425-9200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 8, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note
The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the MPM Entities and the Listed Persons (each as defined below) to report the acquisition of shares of Common Stock (as defined below) and warrants to purchase Common Stock, of the Issuer (as defined below) on July 8, 2009 as described in Item 3 below.

CUSIP No.	834453 10 2	13D

1.	NAME OF REPORTING PERSONS MPM BioVentures III-QP, L.P

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		4,925,671(2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,925,671(2)

WITH	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,925,671(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

20.0%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by MPM BioVentures III-QP, L.P. (“BV III QP”), MPM BioVentures III, L.P. (“BV III”), MPM BioVentures III Parallel Fund, L.P. (“BV III PF”), MPM BioVentures III GmbH & Co. Beteiligungs KG (“BV III KG”), MPM Asset Management Investors 2005 BVIII LLC (“AM LLC”), MPM BioVentures III GP, L.P. (“BV III GP”) and MPM BioVentures III LLC (“BV III LLC” and collectively with BV III QP, BV III, BV III PF, BV III KG, AM LLC and BV III GP, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Michael Steinmetz, Kurt Wheeler, Nicholas Simon III and Dennis Henner (collectively, the “Listed Persons”). BVIII GP and BVIII LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Listed Persons are Series A members of BV III LLC and managers of AM LLC. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 1,064,125 shares of common stock, par value $0.01 per share (the “Common Stock”) issuable pursuant to warrants, which are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 23,536,622 shares of Somaxon Pharmaceuticals, Inc.’s (the “Issuer’s”) Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act of 1934, as amended (the “Exchange Act”), which is the sum of: (i) 18,430,247 shares of the Issuer’s Common Stock outstanding on May 1, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2009 and (ii) 5,106,375 shares of the Issuer’s Common Stock issued pursuant to the securities purchase agreement dated as of July 8, 2009 (the “SPA”).

CUSIP No.	834453 10 2	13D

1.	NAME OF REPORTING PERSONS MPM BioVentures III, L.P

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		331,207(2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		331,207(2)

WITH	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

331,207(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

1.4%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 71,553 shares of Common Stock issuable pursuant to warrants, which are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 23,536,622 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, which is the sum of: (i) 18,430,247 shares of the Issuer’s Common Stock outstanding on May 1, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2009 and (ii) 5,106,375 shares of the Issuer’s Common Stock issued pursuant to the SPA.

CUSIP No.	834453 10 2	13D

1.	NAME OF REPORTING PERSONS MPM Asset Management Investors 2005 BVIII LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		87,247(2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		87,247(2)

WITH	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

87,247(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.4.%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 18,848 shares of Common Stock issuable pursuant to warrants, which are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 23,536,622 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, which is the sum of: (i) 18,430,247 shares of the Issuer’s Common Stock outstanding on May 1, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2009 and (ii) 5,106,375 shares of the Issuer’s Common Stock issued pursuant to the SPA.

CUSIP No.	834453 10 2	13D

1.	NAME OF REPORTING PERSONS MPM BioVentures III Parallel Fund, L.P

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		148,790(2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		148,790(2)

WITH	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

148,790(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.6%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 32,144 shares of Common Stock issuable pursuant to warrants, which are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 23,536,622 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, which is the sum of: (i) 18,430,247 shares of the Issuer’s Common Stock outstanding on May 1, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2009 and (ii) 5,106,375 shares of the Issuer’s Common Stock issued pursuant to the SPA.

CUSIP No.	834453 10 2	13D

1.	NAME OF REPORTING PERSONS MPM BioVentures III GmbH & Co. Beteiligungs KG

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7.	SOLE VOTING POWER

NUMBER OF		416,240(2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		416,240(2)

WITH	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

416,240(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

1.8%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 89,923 shares of Common Stock issuable pursuant to warrants, which are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 23,536,622 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, which is the sum of: (i) 18,430,247 shares of the Issuer’s Common Stock outstanding on May 1, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2009 and (ii) 5,106,375 shares of the Issuer’s Common Stock issued pursuant to the SPA.

CUSIP No.	834453 10 2	13D

1.	NAME OF REPORTING PERSONS MPM BioVentures III GP, L.P

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,821,908(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

5,821,908(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,821,908(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

23.5%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 3,861,546 shares of Common Stock and 1,064,125 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 259,654 shares of Common Stock and 71,553 shares of Common Stock issuable upon exercise of warrants held by BV III; 116,646 shares of Common Stock and 32,144 shares of Common Stock issuable upon exercise of warrants held by BV III PF; and 326,317 shares of Common Stock and 89,923 shares of Common Stock issuable upon exercise of warrants held by BV III KG. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG.
(3) This percentage is calculated based upon 23,536,622 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, which is the sum of: (i) 18,430,247 shares of the Issuer’s Common Stock outstanding on May 1, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2009 and (ii) 5,106,375 shares of the Issuer’s Common Stock issued pursuant to the SPA.

CUSIP No.	834453 10 2	13D

1.	NAME OF REPORTING PERSONS MPM BioVentures III LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,821,908(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

5,821,908(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,821,908(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

23.5%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 3,861,546 shares of Common Stock and 1,064,125 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 259,654 shares of Common Stock and 71,553 shares of Common Stock issuable upon exercise of warrants held by BV III; 116,646 shares of Common Stock and 32,144 shares of Common Stock issuable upon exercise of warrants held by BV III PF; and 326,317 shares of Common Stock and 89,923 shares of Common Stock issuable upon exercise of warrants held by BV III KG. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG.
(3) This percentage is calculated based upon 23,536,622 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, which is the sum of: (i) 18,430,247 shares of the Issuer’s Common Stock outstanding on May 1, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2009 and (ii) 5,106,375 shares of the Issuer’s Common Stock issued pursuant to the SPA.

CUSIP No.	834453 10 2	13D

1.	NAME OF REPORTING PERSONS Luke Evnin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,909,155(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

5,909,155(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,909,155(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

23.8%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 3,861,546 shares of Common Stock and 1,064,125 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 259,654 shares of Common Stock and 71,553 shares of Common Stock issuable upon exercise of warrants held by BV III; 116,646 shares of Common Stock and 32,144 shares of Common Stock issuable upon exercise of warrants held by BV III PF; 326,317 shares of Common Stock and 89,923 shares of Common Stock issuable upon exercise of warrants held by BV III KG; and 68,399 shares of Common Stock and 18,848 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC.
(3) This percentage is calculated based upon 23,536,622 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, which is the sum of: (i) 18,430,247 shares of the Issuer’s Common Stock outstanding on May 1, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2009 and (ii) 5,106,375 shares of the Issuer’s Common Stock issued pursuant to the SPA.

CUSIP No.	834453 10 2	13D

1.	NAME OF REPORTING PERSONS Ansbert Gadicke

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,909,155(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

5,909,155(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,909,155(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

23.8%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 3,861,546 shares of Common Stock and 1,064,125 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 259,654 shares of Common Stock and 71,553 shares of Common Stock issuable upon exercise of warrants held by BV III; 116,646 shares of Common Stock and 32,144 shares of Common Stock issuable upon exercise of warrants held by BV III PF; 326,317 shares of Common Stock and 89,923 shares of Common Stock issuable upon exercise of warrants held by BV III KG; and 68,399 shares of Common Stock and 18,848 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC.
(3) This percentage is calculated based upon 23,536,622 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, which is the sum of: (i) 18,430,247 shares of the Issuer’s Common Stock outstanding on May 1, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2009 and (ii) 5,106,375 shares of the Issuer’s Common Stock issued pursuant to the SPA.

CUSIP No.	834453 10 2	13D

1.	NAME OF REPORTING PERSONS Nicholas Galakatos

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,909,155(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

5,909,155(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,909,155(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

23.8%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 3,861,546 shares of Common Stock and 1,064,125 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 259,654 shares of Common Stock and 71,553 shares of Common Stock issuable upon exercise of warrants held by BV III; 116,646 shares of Common Stock and 32,144 shares of Common Stock issuable upon exercise of warrants held by BV III PF; 326,317 shares of Common Stock and 89,923 shares of Common Stock issuable upon exercise of warrants held by BV III KG; and 68,399 shares of Common Stock and 18,848 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC.
(3) This percentage is calculated based upon 23,536,622 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, which is the sum of: (i) 18,430,247 shares of the Issuer’s Common Stock outstanding on May 1, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2009 and (ii) 5,106,375 shares of the Issuer’s Common Stock issued pursuant to the SPA.

CUSIP No.	834453 10 2	13D

1.	NAME OF REPORTING PERSONS Michael Steinmetz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,909,155(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

5,909,155(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,909,155(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

23.8%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 3,861,546 shares of Common Stock and 1,064,125 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 259,654 shares of Common Stock and 71,553 shares of Common Stock issuable upon exercise of warrants held by BV III; 116,646 shares of Common Stock and 32,144 shares of Common Stock issuable upon exercise of warrants held by BV III PF; 326,317 shares of Common Stock and 89,923 shares of Common Stock issuable upon exercise of warrants held by BV III KG; and 68,399 shares of Common Stock and 18,848 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC.
(3) This percentage is calculated based upon 23,536,622 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, which is the sum of: (i) 18,430,247 shares of the Issuer’s Common Stock outstanding on May 1, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2009 and (ii) 5,106,375 shares of the Issuer’s Common Stock issued pursuant to the SPA.

CUSIP No.	834453 10 2	13D

1.	NAME OF REPORTING PERSONS Kurt Wheeler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		70,302(2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,909,155(3)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		70,302(2)

WITH	10.	SHARED DISPOSITIVE POWER

5,909,155(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,979,457(2)(3)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

24.1%(4)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 26,659 shares of Common Stock issuable pursuant to options which are exercisable within 60 days of the date of this filing.
(3) Consists of 3,861,546 shares of Common Stock and 1,064,125 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 259,654 shares of Common Stock and 71,553 shares of Common Stock issuable upon exercise of warrants held by BV III; 116,646 shares of Common Stock and 32,144 shares of Common Stock issuable upon exercise of warrants held by BV III PF; 326,317 shares of Common Stock and 89,923 shares of Common Stock issuable upon exercise of warrants held by BV III KG; and 68,399 shares of Common Stock and 18,848 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC.
(4) This percentage is calculated based upon 23,536,622 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, which is the sum of: (i) 18,430,247 shares of the Issuer’s Common Stock outstanding on May 1, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2009 and (ii) 5,106,375 shares of the Issuer’s Common Stock issued pursuant to the SPA.

CUSIP No.	834453 10 2	13D

1.	NAME OF REPORTING PERSONS Nicholas Simon III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,909,155(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

5,909,155(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,909,155(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

23.8%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 3,861,546 shares of Common Stock and 1,064,125 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 259,654 shares of Common Stock and 71,553 shares of Common Stock issuable upon exercise of warrants held by BV III; 116,646 shares of Common Stock and 32,144 shares of Common Stock issuable upon exercise of warrants held by BV III PF; 326,317 shares of Common Stock and 89,923 shares of Common Stock issuable upon exercise of warrants held by BV III KG; and 68,399 shares of Common Stock and 18,848 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC.
(3) This percentage is calculated based upon 23,536,622 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, which is the sum of: (i) 18,430,247 shares of the Issuer’s Common Stock outstanding on May 1, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2009 and (ii) 5,106,375 shares of the Issuer’s Common Stock issued pursuant to the SPA.

CUSIP No.	834453 10 2	13D

1.	NAME OF REPORTING PERSONS Dennis Henner

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,909,155(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

5,909,155(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,909,155(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

23.8%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 3,861,546 shares of Common Stock and 1,064,125 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 259,654 shares of Common Stock and 71,553 shares of Common Stock issuable upon exercise of warrants held by BV III; 116,646 shares of Common Stock and 32,144 shares of Common Stock issuable upon exercise of warrants held by BV III PF; 326,317 shares of Common Stock and 89,923 shares of Common Stock issuable upon exercise of warrants held by BV III KG; and 68,399 shares of Common Stock and 18,848 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC.
(3) This percentage is calculated based upon 23,536,622 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, which is the sum of: (i) 18,430,247 shares of the Issuer’s Common Stock outstanding on May 1, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2009 and (ii) 5,106,375 shares of the Issuer’s Common Stock issued pursuant to the SPA.

Item 1. Security and Issuer
(a) This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Somaxon Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).
(b) The principal executive offices of the Issuer are located at 420 Stevens Avenue, Suite 210, Solano Beach, CA 92075.
Item 2. Identity and Background
(a) The persons and entities filing this Schedule 13D are MPM BioVentures III-QP, L.P. (“BV III QP”), MPM BioVentures III, L.P. (“BV III”), MPM BioVentures III Parallel Fund, L.P. (“BV III PF”), MPM BioVentures III GmbH & Co. Beteiligungs KG (“BV III KG”), MPM Asset Management Investors 2005 BVIII LLC (“AM LLC”), MPM BioVentures III GP, L.P. (“BV III GP”) and MPM BioVentures III LLC (“BV III LLC” and collectively with BV III QP, BV III, BV III PF, BV III KG, AM LLC and BV III GP, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Michael Steinmetz, Kurt Wheeler, Nicholas Simon III and Dennis Henner (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons”).
(b) The address of the principal place of business of each of the Filing Persons is The John Hancock Tower, 200 Clarendon Street, 544h Floor, Boston, Massachusetts 02116.
(c) The principal business of each of the Filing Persons is the venture capital investment business.
(d) During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the Listed Persons is a United States citizen and each of the MPM Entities is a Delaware limited partnership or limited liability company, except BV III KG, which was organized in Germany.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partners of the MPM Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration
Pursuant to the terms of that certain Securities Purchase Agreement by and among the Issuer, certain of the MPM Entities, and various other investors (collectively, the “PIPE Investors”), dated July 2, 2009 (the “Securities Purchase Agreement”), the MPM Entities purchased an aggregate of 1,276,593 shares of Common Stock (the “Shares”), at a price of $1.05 per share, together with associated warrants (the “Warrants”) to acquire an aggregate of 1,276,593 shares of Common Stock at a price per share of $0.125 (the “Financing”). The aggregate purchase price of the Shares and the Warrants was $1,499,996.79.
The sale of the Shares and Warrants to the MPM Entities described above was part of a private placement by the Issuer to a number of affiliated and unaffiliated investors (including the MPM Entities). The closing of the Financing occurred on July 8, 2009.
Prior to entering into the Securities Purchase Agreement, and prior to the initial public offering of the Issuer (the “IPO”), the MPM Entities acquired convertible stock of the Issuer which, at the IPO, converted into an aggregate of 3,209,869 shares of common stock of the Issuer for an aggregate purchase price of $26.0 million.
The MPM Entities purchased an aggregate of 318,000 shares of common stock of the Issuer in the IPO for an aggregate purchase price of $3,489,000.
The funds used by the MPM Entities to acquire the securities described herein were obtained from capital contributions by their partners and from direct capital commitments by the MPM Entities.
References to and descriptions of the Financing as set forth in this Item 3 are qualified in their entirety by reference to the Securities Purchase Agreement and the form of Warrant, which are filed as exhibits to this Schedule and are incorporated by reference herein.
Item 4. Purpose of Transaction

The MPM Entities agreed to purchase the Shares and the Warrants for investment purposes with the aim of increasing the value of their investments and the Issuer.
Kurt Wheeler is a member of the Board of Directors of the Issuer and is also a Series A member of BV III LLC and a manager of AM LLC. BV III LLC is the indirect general partner of BV III QP, BV III, BV III PF and BV III KG.
Subject to applicable legal requirements, one or more of the Filing Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Filing Persons’ ownership of the Issuer’s securities, other opportunities available to the Filing Persons and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Filing Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Filing Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
Other than as described above in this Item 4, none of the Filing Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer
The following information with respect to the beneficial ownership of the Common Stock of the Issuer by the persons filing this Schedule 13D is provided as of the date of this filing:

		Shares	Shares
		Issuable	Issuable
		Upon	Upon
		Exercise of	Exercise of
		Warrants	Options		Shared	Sole	Shared
	Shares Held	Held	Held	Sole Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
MPM Entity	Directly	Directly(1)	Directly(1)	Power	Power	Power	Power	Ownership	of Class (2)
BV III QP	3,861,546	1,064,125	0	4,925,671	0	4,925,671	0	4,925,671	20.0%
BV III	259,654	71,553	0	331,207	0	331,207	0	331,207	1.4%
AM LLC	68,399	18,848	0	87,247	0	87,247	0	87,247	0.4%
BV III PF	116,646	32,144	0	148,790	0	148,790	0	148,790	0.6%
BV III KG	326,317	89,923	0	416,240	0	416,240	0	416,240	1.8%
BV III GP(3)	0	0	0	0	5,821,908	0	5,821,908	5,821,908	23.5%
BV III LLC(3)	0	0	0	0	5,821,908	0	5,821,908	5,821,908	23.5%
Luke Evnin(4)	0	0	0	0	5,909,155		5,909,155	5,909,155	23.8%
Ansbert Gadicke(4)	0	0	0	0	5,909,155	0	5,909,155	5,909,155	23.8%
Nicholas Galakatos(4)	0	0	0	0	5,909,155	0	5,909,155	5,909,155	23.8%
Michael Steinmetz(4)	0	0	0	0	5,909,155	0	5,909,155	5,909,155	23.8%
Kurt Wheeler(4)(5)	43,643	0	26,659	70,302	5,909,155	70,302	5,909,155	5,979,457	24.1%
Nicholas Simon III(4)	0	0	0	0	5,909,155	0	5,909,155	5,909,155	23.8%
Dennis Henner(4)	0	0	0	0	5,909,155	0	5,909,155	5,909,155	23.8%

(1)	Comprised of securities exercisable within 60 days of the filing date.

(2)	This percentage is calculated based upon 23,536,622 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, which is the sum of: (i) 18,430,247 shares of the Issuer’s Common Stock outstanding on May 1, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2009 and (ii) 5,106,375 shares of the Issuer’s Common Stock issued pursuant to the SPA.

(3)	BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The securities are held as follows: BV III QP: 3,861,546 shares of Common Stock and warrants to purchase 1,064,125 shares of Common Stock; BV III: 259,654 shares of Common Stock and warrants to purchase 71,553 shares of Common Stock; BV III PF: 116,646 shares of Common Stock and warrants to purchase 32,144 shares of Common Stock; and BV III KG: 326,317 shares of Common Stock and warrants to purchase 89,923 shares of Common Stock.

(4)	The Reporting Person is a Series A Member of BV III LLC and manager of AM LLC. The securities are held as follows: BV III QP: 3,861,546 shares of Common Stock and warrants to purchase 1,064,125 shares of Common Stock; BV III: 259,654 shares of Common Stock and warrants to purchase 71,553 shares of Common Stock; BV III PF: 116,646 shares of Common Stock and warrants to purchase 32,144 shares of Common Stock; BV III KG: 326,317 shares of Common Stock and warrants to purchase 89,923 shares of Common Stock; and AM LLC: 68,399 shares of Common Stock and warrants to purchase 18,848 shares of Common Stock.

(5)	Includes 26,659 shares of common stock issuable upon the exercise of options within 60 days of the filing date.
The information provided and incorporated by reference in Item 3 is hereby incorporated by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Warrants
In the closing, the MPM Entities received Warrants to purchase an aggregate of 1,276,593 shares of Common Stock at an exercise price of $1.155 per share. The Warrants are exercisable at any time, and from time to time, beginning on July 8, 2009 and ending on July 8, 2016. The applicable per share purchase price and the number of shares issuable upon exercise of the Warrants are subject to adjustment for the occurrence of certain events, including stock dividends, splits, subdivisions, combinations, reorganizations and reclassifications. The foregoing description of the Warrants is qualified in its entirety by reference to the form of Warrant, which is filed as an exhibit to this Schedule and is incorporated by reference herein.
Registration Rights
Pursuant to the terms of the Securities Purchase Agreement, the Issuer has granted certain stockholders, including the MPM Entities, the following registration rights with regard to the Registrable Shares. The registration rights described in the Securities Purchase Agreement are subject to customary restrictions such as minimums, blackout periods. The Securities Purchase Agreement also contains customary indemnification and contribution provisions. All expenses of registration under the Securities Purchase Agreement, excluding fees and expenses, if any, of counsel or other advisers to the PIPE Investors, will be paid by the Issuer. The foregoing description of the terms of the Securities Purchase Agreement is intended as a summary only and is qualified in its entirety by reference to the Securities Purchase Agreement, which is filed as Exhibit A to this Schedule 13D.
The Issuer has agreed, pursuant to the Securities Purchase Agreement, to prepare and file, at its expense, within 30 days of closing (the “Filing Deadline”) a registration statement with the Securities and Exchange Commission covering the resale of all of the shares of Common Stock issued pursuant to the Securities Purchase Agreement and issuable upon exercise of the warrants (collectively, the “Registrable Securities”) for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”). The Issuer has agreed to use its reasonable best efforts to cause the registration statement to be declared effective under the Securities Act on or prior to (i) the 60th day following filing of the registration statement, or (ii) if the registration statement is reviewed by the Securities and Exchange Commission (the “SEC”), the 90th day following filing of the registration statement (the “Required Effective Date”). The Issuer has agreed to use its best efforts to keep such registration statement continuously effective under the Securities Act until such date that is the earlier of the date all Registrable Securities covered by such registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144 promulgated under the Securities Act.
If a registration statement covering the Registrable Securities is not declared effective by the SEC on or prior to the Required Effective Date, the Issuer will make pro rata payments to each PIPE Investor pursuant to the Securities Purchase Agreement, an amount in cash, as liquidated damages and not as a penalty, equal to 1.0% of the aggregate purchase price paid by such PIPE Investor to the Issuer with respect to the Shares then held by such PIPE Investor that are Registrable Securities for each 30-day period, or pro rata for any portion thereof, following the date by which such registration statement should have been effective but was not so effective or available; provided that the maximum aggregate liquidated damages payable to PIPE Investor shall not exceed 8% of the aggregate purchase price of the Shares purchased pursuant to the Securities Purchase Agreement.

Right of First Refusal
Pursuant to the terms of the Securities Purchase Agreement, the Issuer has granted each PIPE Investor, including the MPM Entities, that holds at least 250,000 Shares (each an “Eligible Purchaser”), the right to purchase such investor’s pro rata portion of a subsequent equity financing by the Company. For purposes of the right of first refusal, an Eligible Purchaser’s “pro rata portion” means the ratio that (x) the number of Shares issued at the Closing to the Eligible Purchaser, bears to (y) the aggregate number of Shares issued at the Closing to all of the Eligible Purchasers.
The above described right of first refusal does not apply to the following types of equity issuances: (i) shares of restricted stock, stock options or other stock awards granted to officers, directors, employees, advisors or consultants pursuant to the Company’s equity incentive plans approved by its Board of Directors; (ii) shares of capital stock issued by the Company upon the exercise or conversion of options or other stock awards outstanding immediately prior to the Closing or issued after the Closing in accordance with clause (i); (iii) shares of capital stock issued by the Company upon the exercise or conversion of the Warrants or warrants to purchase capital stock of the Company or other convertible securities outstanding immediately prior to the Closing; (iv) securities issued after the Closing pursuant to license or co-promotion arrangements, equipment lease financing arrangements, credit agreements, debt financings, royalty interest financings or other commercial transactions approved by the Company’s Board of Directors; (v) securities issued pursuant to a merger, consolidation, acquisition or similar business combination approved by the Company’s Board of Directors; or (vi) securities issued in connection with any stock split, stock dividend, or recapitalization of the Company.
The right of first refusal expires on the earlier of (i) June 30, 2010 and (ii) the closing of a sale, lease, exclusive license or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the Company’s assets or the Company’s merger into or consolidation with any other corporation or other entity, or any other corporate reorganization, in which the holders of the Company’s outstanding voting stock immediately prior to such transaction own, immediately after such transaction, securities representing less than 50% of the voting power of the corporation or other entity surviving such transaction (other than a merger effected exclusively for the purpose of changing the domicile of the Company).
General
The Securities Purchase Agreement includes standard representations and warranties of the Issuer and the PIPE Investors, as well as additional terms and conditions, customary for a transaction of this type. The Securities Purchase Agreement may be modified, waived or amended pursuant to an instrument in writing signed by the Issuer and PIPE Investors.
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
Other than as described in this Schedule 13D, to the best of the MPM Entities’ and Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
A.	Form of Securities Purchase Agreement by and among the Issuer and certain purchasers, dated July 2, 2009 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 8, 2009 (SEC File No. 000-51665)).

B.	Form of Warrant to purchase shares of common stock (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on July 8, 2009 (SEC File No. 000-51665)).

C.	Agreement regarding filing of joint Schedule 13D.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 15, 2009

MPM BIOVENTURES III, L.P.			MPM BIOVENTURES III-QP, L.P.

By:	MPM BioVentures III GP, L.P.,		By:	MPM BioVentures III GP, L.P.,
	its General Partner			its General Partner

By:	MPM BioVentures III LLC,		By:	MPM BioVentures III LLC,
	its General Partner			its General Partner

By:	/s/ Luke Evnin		By:	/s/ Luke Evnin
	Name: Title:	Luke Evnin Series A Member		Name: Title:	Luke Evnin Series A Member

MPM BIOVENTURES III PARALLEL FUND, L.P.			MPM BIOVENTURES III GMBH & CO. BETEILIGUNGS KG

By:	MPM BioVentures III GP, L.P.,		By:	MPM BioVentures III GP, L.P.,
	its General Partner			in its capacity as the Managing Limited Partner

By:	MPM BioVentures III LLC,		By:	MPM BioVentures III LLC,
	its General Partner			its General Partner

By:	/s/ Luke Evnin		By:	/s/ Luke Evnin
	Name: Title:	Luke Evnin Series A Member		Name: Title:	Luke Evnin Series A Member

MPM ASSET MANAGEMENT INVESTORS 2005 BVIII LLC			MPM BIOVENTURES III GP, L.P.

By:	/s/ Luke Evnin		By:	MPM BioVentures III LLC,
	Name:	Luke Evnin		its General Partner
	Title:	Manager
			By:	/s/ Luke Evnin
				Name: Title:	Luke Evnin Series A Member

MPM BIOVENTURES III LLC

By:	/s/ Luke Evnin		/s/ Luke Evnin
	Name: Title:	Luke Evnin Series A Member	Luke Evnin

/s/ Ansbert Gadicke			/s/ Nicholas Galakatos
Ansbert Gadicke			Nicholas Galakatos

/s/ Michael Steinmetz			/s/ Kurt Wheeler
Michael Steinmetz			Kurt Wheeler

/s/ Nicholas Simon III			/s/ Dennis Henner
Nicholas Simon III			Dennis Henner
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I
General Partners/Members:
Luke Evnin
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2005 BVIII LLC
Citizenship: USA
Ansbert Gadicke
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2005 BVIII LLC
Citizenship: USA
Nicholas Galakatos
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2005 BVIII LLC
Citizenship: USA
Michael Steinmetz
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2005 BVIII LLC
Citizenship: USA
Kurt Wheeler
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2005 BVIII LLC
Citizenship: USA
Nicholas Simon III
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2005 BVIII LLC
Citizenship: USA

Dennis Henner
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2005 BVIII LLC
Citizenship: USA

EXHIBIT INDEX
A.	Form of Securities Purchase Agreement by and among the Issuer and certain purchasers, dated July 2, 2009 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 8, 2009 (SEC File No. 000-51665)).

B.	Form of Warrant to purchase shares of common stock (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on July 8, 2009 (SEC File No. 000-51665)).

C.	Agreement regarding filing of joint Schedule 13D.